UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Recursion Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

75629V104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629V104

1	NAME OF REPORTING PERSONS Kinnevik AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,905,668 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,905,668 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,905,668(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 11,905,668 shares of the Class A Common Stock of Recursion Pharmaceuticals, Inc. (the “Issuer”) directly beneficially owned by Invik S.A. (“Invik”), which is a wholly and directly owned subsidiary of Kinnevik AB (“Kinnevik”). Kinnevik may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by Invik.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 273,940,019 shares of the Issuer’s Class A Common Stock outstanding as of July 31, 2024, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024.

CUSIP No. 75629V104

1	NAME OF REPORTING PERSONS Invik S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,905,668 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,905,668 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,905,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 11,905,668 shares of the Class A Common Stock of the Issuer directly beneficially owned by Invik.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 273,940,019 shares of the Issuer’s Class A Common Stock outstanding as of July 31, 2024 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended June 30, 2024, filed with the SEC on August 8, 2024.

CUSIP No. 75629V104

This Amendment Number 1 (this “Amendment”) amends the statement on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on May 22, 2023 with the Securities and Exchange Commission (the “SEC”). This Amendment is being filed to confirm that the Reporting Persons have ceased to be beneficial owners of more than 5% of the registered class of the Issuer’s (defined in Item 1(a) below) equity security as of September 30, 2024.

Item 1(a).	Name of Issuer.

Recursion Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

41 South Rio Grande Street

Salt Lake City, UT 84101

Item 2(a).	Name of Persons Filing.

Kinnevik AB (“Kinnevik”), a public company with limited liability formed under the laws of Sweden; and
Invik S.A., a private company with limited liability formed under the laws of the Grand Duchy of Luxembourg (“Invik” and, together with Kinnevik, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of Kinnevik is:

Skeppsbron 18
SE-103 13 Stockholm
Sweden

The address of the principal business office of Invik is:

51, Boulevard Grande-duchesse Charlotte
Grand Duchy Of Luxembourg N4 1331

Item 2(c).	Citizenship.

Kinnevik is formed under the laws of Sweden.
Invik is formed under the laws of the Grand Duchy of Luxembourg.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number.

75629V104

CUSIP No. 75629V104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 30, 2024, the Reporting Persons may be deemed to beneficially own an aggregate 11,905,668 shares of the Issuer’s Class A Common Stock. Invik is the direct beneficial owner of all of the securities described in the preceding sentence. Kinnevik is the sole stockholder of Invik and, as such, Kinnevik may be deemed to indirectly beneficially own all of the Issuer’s securities directly beneficially owned by Invik.

(b)	Percent of Class:

As of September 30, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 4.3% of the Issuer’s outstanding Class A Common Stock. Invik directly beneficially owns such percentage and Kinnevik is the indirect beneficial owner of the same percentage.

CUSIP No. 75629V104

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 273,940,019 shares of the Issuer’s Class A Common Stock outstanding as of July 31, 2024 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended June 30, 2024, filed with the SEC on August 8, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
Kinnevik	0
Invik	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
Kinnevik	11,905,668
Invik	11,905,668

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Kinnevik	0
Invik	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Kinnevik	11,905,668
Invik	11,905,668

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

CUSIP No. 75629V104

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 75629V104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024	KINNEVIK AB

	By:	/s/ Samuel Sjostrom
	Name:	Samuel Sjostrom
	Title:	Chief Financial Officer

Dated: November 4, 2024	INVIK S.A.

	By:	/s/ Mikael Holmberg
	Name:	Mikael Holmberg
	Title:	Director